

August 15, 2014

VIA ELECTRONIC MAIL

Thomas Loftus, Esq.
John Hancock Financial Services
601 Congress Street
Boston, MA 02210-2805

>   RE: Manulife Financial Corporation / John Hancock Life Insurance Company
>   (U.S.A.):
>   Initial Joint Registration Statements filed on Form F-3
>   File No. 333-196805 / 333-196805-01

Dear Mr. Loftus:

The staff reviewed the above-referenced initial registration statements, which the Commission received on June 16, 2014. We have given the registration statements a full review. Based on our review, we have the following comments.

1. Please confirm and explain to the staff the basis for eligibility of the registrants to file on Form F-3.

2.   Facing Sheet

The staff notes that in prior filings, the securities were designated as "Market value adjustment interests under deferred annuity contracts." Accordingly, there was an understandable connection to the reference to "interests in the market value adjustment account" in footnote 2.

In light of the fact that the securities are no longer designated "market value adjustment interests" please revise footnote 2.

3.   Front Cover Page

Please confirm that the disclosure provided on the front cover page is limited to one page; otherwise, please revise accordingly. *See* Item 501(b) of Regulation S-K per Item 1 of Form F-3.

4.   Risk Factors (page 10)

Please compare the risk factors described here with those of other recent registration statements filed on Form F-3 and confirm that other risks identified in those registration statements do not apply here, *e.g.*, ability to enforce rights under the MFC Subordinated Guarantee because MFC is not incorporated in the United States and tax consequences as discussed on page 36.

5.   Indexed Crediting Rate (page 13)

Please place greater emphasis on the fact that the Guaranteed Margin can be negative and briefly explain the circumstances under which it would be negative and also provide a cross-reference to the fuller description of the Guaranteed Margin on page 25.

6.   Withdrawals (page 15)

a.   In the second paragraph, please clarify whether the withdrawal charge and/or the Market Value Adjustment ("MVA") apply to the "gross" amount withdrawn.

b.   In the second paragraph, please revise the third sentence to clarify that after withdrawal charges are applied, the amount received will be less than the gross amount requested and then discuss the impact of the MVA by itself and in conjunction with the withdrawal charge.

This comment also applies to the third paragraph.

c.   Comments a. and b. above should also be applied to the fuller discussions of the MVA and withdrawal charge beginning on pages 24 and 26, respectively.

7.   Annuity Provisions (page 18)

In the first and last paragraphs under "General" and the second to last paragraph under "Annuity Options," please clarify that, in addition to the MVA, withdrawal charges may also be applicable.

8.   Adjustments and Charges upon Withdrawals (page 23)

With regard to the first paragraph following the bullet point list of when an MVA or withdrawal charge will not apply, please explain to the staff the basis for adding disclosure curtailing the withdrawal charge exception for contracts issued to Florida residents on or after January 1, 2011.

9.   **Where You Can Find More Information (page 34)**

        a.   Please revise the file numbers in the last sentence of the fifth paragraph.

        b.   Based on the anticipated effective date of the filing, please confirm that all documents incorporated by reference will refer to those most recently filed. This applies to the "Experts" section on page 52 as well.

        c.   For clarity, please delete the reference to Form 20-F on page 35 to the extent it no longer applies.

PART II

10.   **Exhibits**

        a.   Please specify the exhibit number for each exhibit as it appears in the registration statement incorporated by reference, *e.g.*, the incorporation by reference for Exhibit No. 1 is very specific.

        b.   Please note that the Exhibit List at the end of the registration statement should only list those exhibits actually filed with the registration statement, not those incorporated by reference.

11.   **Financial Statements, Exhibits, and Certain Other Information**

        Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

12.   **Representations**

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrants are in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

        Notwithstanding our comments, in the event the registrants request acceleration of the effective date of the pending registration statement, each should furnish a letter, at the time of such request, acknowledging that

    ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

****

Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6767. Additionally, copies of documents or letters filed on EDGAR may be sent to me at ohm@sec.gov. Mail or deliveries should be addressed to the U.S. Securities & Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549-8629.

Sincerely,

/s/ Sonny Oh

Sonny Oh
Senior Counsel
Insured Investments Office